November 24, 2025

Ted Kim
Chief Executive Officer
K Wave Media Ltd.
121 South Church Street
George Town, Grand Cayman
KY1-1104
Cayman Islands

       Re: K Wave Media Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed September 22, 2025
           File No. 333-289396
Dear Ted Kim:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 27, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed September 22, 2025 The Offering, page 10

1. We note your response to prior comment 5. Please make conforming revisions where use of proceeds are discussed in this section, as you still refer to the $500 million and
       $510,526,316 figures that take into account the Additional Notes and Additional
       Warrant. We also note that in response to prior comment 5 you discuss only the $15 million and $10 million received by the company in connection with the issuance of the Initial Notes, Initial Warrants, Second Notes, and Second Warrants. Please also disclose what the company would receive upon exercise of warrants, or if the
 November 24, 2025
Page 2

       company does not expect to receive proceeds pursuant to such exercises, please state as much and explain why.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
K Wave Media Ltd.
Use of Custodians and Storage of Bitcoin, page 100

2. We note your response to prior comment 9. Please revise to clarify, if true, that the
       insurance maintained by BitGo is shared among all such custodian   s
customers, is not
       specific to your company, and may not be available or sufficient to protect you from all possible losses or sources of losses. In addition, we note that you have instructed
       BitGo to hold all of your private keys in hot wallets. Please address the risk of holding your private keys in hot wallets, and revise to address your reasons for instructing
       BitGo to hold your private keys in hot wallets.
Exhibit Index, page II-5

3. File an opinion of counsel that relates to the legality of the securities being registered in the current registration statement. We note that Exhibit 5.1 appears to relate to a previous registration statement.
General

4. While we note your response to prior comment 13, we are unable to agree that registering the resale of ordinary shares underlying the Second Notes and Second
       Warrants is appropriate at this time. Specifically, the conditions to the purchasers'
       obligations with respect to the Second Closing set forth in Sections 2.5(c)(vi) and (vii)
       of the SPA relate to the market price of the company's securities, which is not permitted by Securities Act Sections Compliance and Disclosure Interpretations
       Question 139.11 and indicates that the investors are not irrevocably bound to purchase the securities. Please revise the registration statement to limit the ordinary shares registered for resale to those underlying the Initial Notes and Initial Warrants, or revise the prospectus to disclose a fixed price at which the selling shareholders will offer the shares and identify the selling shareholders as underwriters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at
202-551-3680 with
any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Andy Tucker